EXHIBIT 7

Unaudited computation of ratio of earnings to fixed charges1

	Six months ended 30 September
	2015	2014
	£m	£m

Financing costs per consolidated income statement[2]	845	790
One third of rental expense	316	271
Interest capitalised	105	118
Fixed charges	1,266	1,179

Profit before taxation	232	406
Share of result in associates	3	35
Fixed charges	1,266	1,179
Dividends received from associates	—	485
Interest capitalised	(105)	(118)
Earnings	1,396	1,987

Ratio of earnings to fixed charges	1.1	1.7

Notes:

1    All of the information presented in this exhibit is unaudited.

2    Fixed charges include (1) interest expensed (2) interest capitalized (3) amortised premiums, discounts and capitalised expenses related to indebtedness, (4) an estimate of the interest within rental expense which represents a reasonable approximation of the interest factor,. These include the financing costs of subsidiaries. Fixed charges include interest expense arising on settlement of outstanding tax issues of £15 million for the six months ended 30 September 2015 (six months ended 30 September 2014: £24 million).

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